October 12, 2018

William A. Hickey, Jr.
Executive Vice President and Chief Financial Officer
Kingsway Financial Services Inc.
45 St. Clair Avenue West, Suite 400
Toronto, Ontario M4V 1K9
Canada

       Re: Kingsway Financial Services Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 16, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 8, 2018
           File No. 001-15204

Dear Mr. Hickey:

        We have reviewed your October 3, 2018 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 5, 2018 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Note 12: Revenue from Contracts with Customers, page 21

1. We acknowledge your response to prior comment 2. Please address the following:
        You state that you use a cost to cost approach to allocate transaction price to each of the two distinct performance obligations in the PWSC warranty contracts. Please explain the apparent inconsistency between that statement and your proposed disclosure in response to comment 3 in which you state that you used the estimated
 William A. Hickey, Jr.
Kingsway Financial Services Inc.
October 12, 2018
Page 2
             cost plus margin approach to estimate the standalone selling price for each of the performance obligations in order to allocate the transaction price to the two separate performance obligations identified.
             Provide us your detailed analysis under SAB 99 substantiating why your $990,000 overstatement of revenues for the first half of 2018 is not material and does not warrant restatement. In your response, tell us the amount of the overstatement in each of the first two quarters of 2018 and why each of those quarters and the six-month period are not materially misstated especially considering that the overstatement appears significant to your pre-tax loss from continuing operations for the six months ended June 30, 2018. To the extent you can substantiate why a restatement is not required, provide us proposed disclosure to be included in your third quarter 2018
             Form 10-Q describing the adjustment recorded during that quarter to correct your prior error in accounting.


       You may contact Mark Brunhofer at (202) 551-3638 or Jim Rosenberg at
(202) 551-3679
with any questions.



FirstName LastNameWilliam A. Hickey, Jr.                      Sincerely,
Comapany NameKingsway Financial Services Inc.
                                                              Division of
Corporation Finance
October 12, 2018 Page 2                                       Office of
Healthcare & Insurance
FirstName LastName